Exhibit 99.2

UROGEN PHARMA LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2018 and 2017 should be read in conjunction with our unaudited condensed consolidated financial statements for such periods filed as Exhibit 99.1 to this Current Report on Form 6-K, as well as our annual financial statements for the years ended December 31, 2017, 2016 and 2015 and related discussion and analysis of our financial condition and results of operations for such periods, which were included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2018. All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. We have an innovative and broad pipeline of product candidates that we believe can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology. Our lead product candidates, UGN-101 (MitoGelTM, also known as mitomycin urothelial gel) and UGN-102 (VesiGelTM, also known as mitomycin intravesical gel) are proprietary formulations of the chemotherapy drug Mitomycin C, or MMC, a generic drug, which is currently used off-label for urothelial cancer treatment only in a water-based formulation as an adjuvant, or supplemental post-surgery, therapy. We are developing our product candidates as chemoablation agents, which means they are designed to remove tumors by non-surgical means, to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma, or UTUC, and low-grade bladder cancer. We believe that UGN-101 and UGN-102, which are both local drug therapies, have the potential to significantly improve patients’ quality of life by replacing costly, sub-optimal and burdensome tumor resection and kidney removal surgeries as the first-line standard of care. UGN-101 and UGN-102 may also reduce the need for bladder and upper urinary tract surgeries, including removal of the upper urinary tract and kidney, which are major surgical procedures typically performed when local endoscopic tumor resection fails to control the disease progression. Additionally, we believe that our product candidates, which are based on formulations of previously approved drugs, may qualify for streamlined regulatory pathways to market approval.

Our lead product candidates, UGN-101 and UGN-102 are formulated using our proprietary reverse thermally triggered hydrogel, or RTGel technology. We believe that RTGel-based drug formulations, which provide for the sustained release of an active drug, may improve the efficacy of treatment of various types of urothelial cancer without compromising the safety of the patient or interfering with the natural flow of fluids from the urinary tract to the bladder. Our formulations are designed to achieve this by increasing the dwell time as well as the tissue coverage of the active drug throughout the organ. Consequently, we believe that RTGel-based drug formulations may enable us to overcome the anatomical and physiological challenges that have historically contributed to the lack of drug development for the treatment of urothelial cancer. No drugs have been approved by the U.S. Food and Drug Administration, or the FDA, for the treatment of non-muscle invasive bladder cancer, or NMIBC, in the last 20 years.

Our clinical stage pipeline also includes UGN-201 (VesimuneTM), our proprietary immunotherapy product candidate for the treatment of high-grade NMIBC, which may include Carcinoma in Situ, or CIS. UGN-201 is a novel, liquid formulation of Imiquimod, a generic toll-like receptor 7, or TLR7, agonist. Toll-like receptor agonists play a key role in initiating the innate immune response system. We believe that the combination of UGN-201 with additional immunotherapy drugs, such as immune checkpoint inhibitors or chemotherapy drugs, could represent a valid alternative to the current standard of care for the post-transurethral resection of bladder tumor adjuvant treatment of high-grade NMIBC.

BotuGel is our proprietary novel RTGel-based formulation of BOTOX, a branded drug, that we believe can potentially serve as an effective treatment option for patients suffering from overactive bladder. In October 2016, we announced the licensing of the worldwide rights to RTGel in combination with neurotoxins, including BOTOX, to Allergan Pharmaceuticals International Limited, or Allergan. In August 2017, we announced that Allergan had submitted an Investigational New Drug application, or IND, to the FDA in order to be able to commence clinical trials in the United States using the RTGel in combination with BOTOX. In October 2017, Allergan commenced a Phase 2 clinical trial of BotuGel for the treatment of overactive bladder.

We have incurred net losses in each period since our formation in 2004. We incurred net losses of $13.4 million and $3.4 million for the three months ended March 31, 2018 and March 31, 2017, respectively. As of March 31, 2018 and December 31, 2017, our accumulated deficit was $60.6 million and $47.2 million, respectively. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

∎	conduct the single pivotal Phase 3 clinical trial for UGN-101, anticipated to be pursuant to the FDA’s 505(b)(2) regulatory pathway;
∎	initiate a Phase 2b clinical trial for UGN-102;
∎	initiate an additional clinical trial for UGN-201 as a single agent or in combination with another agent;
∎	continue the preclinical development of our other product candidates;
∎	submit a New Drug Application seeking regulatory approval for our product candidates;
∎	establish a sales, marketing and distribution infrastructure;
∎	scale up external manufacturing capabilities to commercialize any products for which we obtain regulatory approval;
∎	maintain, expand and protect our intellectual property portfolio;
∎	add equipment and physical infrastructure to support our research and development;
∎	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and
∎	add operational, financial and management information systems and personnel, including personnel to support our product development and planned commercialization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

Allergan License Agreement

We entered into an exclusive license agreement with Allergan in October 2016. Allergan paid us a nonrefundable upfront license fee of $17.5 million, and we are eligible to receive additional milestone payments upon the successful completion of certain development, regulatory and commercial milestones. Under the Allergan Agreement, Allergan is solely responsible, at its expense, for developing, obtaining regulatory approvals for and commercializing, on a worldwide basis, pharmaceutical products that contain RTGel and clostridial toxins (including BOTOX), alone or in combination with certain other active ingredients, which we refer to collectively as the Licensed Products. Allergan is obligated to pay us a tiered royalty in the low single digits based on worldwide annual net sales of Licensed Products, subject to certain reductions for the market entry of competing products and/or loss of our patent coverage of Licensed Products. We are responsible for payments to any third party for certain RTGel-related third party intellectual properties. In July 2017, Allergan notified us that they had submitted their IND for BotuGel, our proprietary novel RTGel-based formulation of BOTOX for the treatment of overactive bladder, to the FDA. The submission of the IND triggered the second milestone under the Allergan Agreement, pursuant to which we received a payment of $7.5 million in August 2017. Allergan commenced a Phase 2 clinical trial of BotuGel in October 2017.

Components of Results of Operations

Revenues

We do not currently have any products approved for sale and, to date, we have not recognized any revenues from sales of UGN-101, UGN-102 or UGN-201. During the three months ended March 31, 2018 and March 31, 2017, we recognized revenues of $481,000 and $19,000 that related to sales of RTGel to Allergan, per the Allergan Agreement. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments, milestone payments and royalties in connection with the Allergan Agreement and future collaborations. If we fail to obtain regulatory approval of any of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Research and development expenses consist primarily of:

∎	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;
∎	clinical trials and preclinical study expenses including expenses incurred under agreements with third parties, including clinical research organizations, subcontractors, suppliers and consultants;
∎	expenses incurred to acquire, develop and manufacture clinical trial and preclinical study materials; and
∎	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

We expense all research and development costs as incurred. In light of the fact that our employees and internal resources may be engaged in projects for multiple programs at any time, our focus is on total research and development expenditures, and we do not allocate our internal research and development expenses by project.

Through March 31, 2018, we have received grants of $2.1 million in the aggregate from the Israeli Innovation Authority, or IIA for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties of 3.0% to 5.0% on revenues from sales of products developed from a project financed in whole or in part by IIA grants, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR.

In addition to paying any royalties due to the IIA, we must abide by other restrictions associated with receiving such grants under the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 5754-1984, or R&D Law, and the IIA rules for granting a right to use know-how developed from research and development that was conducted pursuant to a plan approved by the IIA outside of Israel, or the Licensing Rules. These rules will continue to apply to us following full repayment to the IIA. The IIA grants we have received for research and development activities restrict our ability to manufacture products and transfer technologies outside of Israel and require us, in addition to the payment of royalties, to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received and incur financial penalties. Under the Allergan Agreement, Allergan has the option to manufacture products developed with IIA-funded technology outside of Israel, which would require approval from the IIA. Although Allergan has not yet exercised this option, we have requested approval from the IIA for a possible transfer of the production process. We may not receive such approval. Even if we do receive such approval, we may be required to pay increased royalties to the IIA of up to 300% of the amount of the original grant received plus interest. If the IIA deems the license to Allergan to be a technology transfer, we may be required to pay up to 600% of the amount of the original grant plus interest. Such payment and its timing will be determined by various factors, including the consideration received by us and our R&D expenditure, and in accordance with the formulas set forth in the Licensing Rules.

We are focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We deduct the IIA grants from research and development expenses as the applicable costs are incurred. We also had a preclinical collaboration for BotuGel with Allergan into which we initially entered into in February 2014. We deduct amounts received from the preclinical collaboration with Allergan from our research and development expenses as the applicable costs are incurred. As a result, our research and development expenses are shown on our financial statements net of the IIA grants and amounts received from the preclinical collaboration.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, commercial, investor relations, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval, manufacturing and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, executive compensation, and other costs associated with being a public company.

Interest and other income, net

Interest and other income, net, for the three months ended March 31, 2018 consisted primarily of interest income on our cash and short-term investments.

Income taxes

We have yet to generate taxable income in Israel. We have historically incurred operating losses resulting in carry forward tax losses totaling approximately $24.8 million as of December 31, 2017. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. We have provided a full valuation allowance with respect to the deferred tax assets related to these carry forward losses.

Analysis of Results of Operations

Comparison of the three months ended March 31, 2018 and 2017

The following table summarizes our results of operations for three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
	(Unaudited in thousands)
Revenues	$481	$19
Cost of revenues	430	18
Gross profit	51	1
Research and development expenses (1)	7,622	2,664
General and administrative expenses (1)	6,069	875
Operating loss	13,640	3,538
Interest and other income, net	(358)	(121)
Realized loss on sale of short-term investment	100	—
Net loss	$13,382	$3,417

(1)	Includes share-based compensation expense as follows:

	Three months ended March 31,
	2018	2017
	(Unaudited in thousands)
Research and development expenses	$2,473	$170
General and administrative expenses	2,068	127
Total share-based compensation	$4,541	$297

Revenues

Our total revenues increased by approximately $462,000 from $19,000 in the three months ended March 31, 2017 to $481,000 in the three months ended March 31, 2018 and are primarily related to sales of RTGel to Allergan, per the Allergan Agreement.

Research and development expenses

Research and development expenses increased by $4.9 million to $7.6 million in the three months ended March 31, 2018 from $2.7 million in the three months ended March 31, 2017. The increase was attributable mainly to an increase of approximately $2.3 million of share-based compensation which consists primarily of $1.5 million in new grants to executive management and employees and $818,000 in increased expense to consultants due to increase in share price, an increase in direct costs associated with the UGN-101 Phase 3 clinical trial and our other products of approximately $1.4 million, and an increase of approximately $1.2 million in headcount and related costs to support increased clinical trial activities.

General and administrative expenses

General and administrative expenses increased by approximately $5.2 million to $6.1 million in the three months ended March 31, 2018 from $875,000 in the three months ended March 31, 2017. The increase in general and administrative expenses resulted primarily from an increase in share-based compensation expense of $1.9 million which consists primarily of $1.7 million in new grant expense to directors, executive management and employees, and $288,000 increased expense to consultants due to increase in share price, an increase of approximately $947,000 in payroll and recruitment costs due to headcount and related costs to support our growing business, an increase of approximately $847,000 in consultant and Directors fees, an increase of approximately $751,000 in commercial services and an increase of approximately $643,000 to support the growth of our New York office.

Interest and other income, net

Interest and other income, net, increased by approximately $238,000 to $358,000 in the three months ended March 31, 2018 from $121,000 in the three months ended March 31, 2017. The change in income was primarily due to interest received on increased cash and short-term investment balances received from our initial public offering, or IPO, and secondary offering offset by prior year financial income from revaluation of warrants that were converted during the IPO.

Realized loss on sale of short-term investment

We recorded a realized loss of $100,000 on sale of short-term investment in March 2018.

Liquidity and Capital Resources

Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the three months ended March 31, 2018, we incurred a net loss of $13.4 million and used net cash of $9.6 million in our operating activities. As of March 31, 2018, we had working capital of $123.2 million, and an accumulated deficit of $60.6 million. Our principal source of liquidity as of March 31, 2018 consisted of cash and cash equivalents of $127.5 million.

Capital resources

Overview

In May 2017, we completed an IPO, which raised $60.8 million, net of issuance costs and underwriting discounts and commissions, on the Nasdaq Stock Market. In January 2018, we completed a secondary public offering which raised approximately $64.2 million net of underwriting discounts and commissions and issuance costs. Through December 31, 2016, we had financed our operations primarily through private placements of equity securities and through the upfront payment received under the Allergan Agreement.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.  Our present and future funding requirements will depend on many factors, including, among other things:

∎	the progress, timing and completion of clinical trials for UGN-101 and UGN-102;
∎	preclinical studies and clinical trials for UGN-201 or any of our other product candidates;
∎

the costs related to obtaining regulatory approval for UGN-101, UGN-102 and UGN-201 and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

∎

selling, marketing and patent-related activities undertaken in connection with the commercialization of UGN-101 and UGN-102 and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

∎

the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

∎	potential new product candidates we identify and attempt to develop; and
∎	revenues we may derive either directly or in the form of royalty payments from future sales of UGN-101, UGN-102, UGN-201, BotuGel and any other product candidates.

Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash flows

The following table summarizes our statement of cash flows for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
	(In thousands)
Net cash provided by (used in):
Operating activities	$(9,624)	$(2,745)
Investing activities	35,829	(82)
Financing activities	64,256	(108)
Increase (decrease) in cash and cash equivalents:	$90,461	$(2,935)

Net cash used in operating activities

The cash used in operating activities during the aforementioned periods resulted primarily from our net losses incurred during such periods, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net losses for non-cash items mainly included share-based compensation, and depreciation and amortization.

Net cash used in operating activities during the three months ended March 31, 2018 was approximately $9.6 million compared to $2.7 million for the three months ended March 31, 2017. The $6.9 million increase in expenditures is related to the UGN-101 Phase 3 clinical trial and our other products of approximately $2.4 million, as well as an increase in personnel related costs and service provider costs related to becoming a public company, commercial activity, and strengthening of our senior management team.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $35.8 million in the three months ended March 31, 2018, compared to $82,000 used in investing activities in the three months ended March 31, 2017. The increase of $35.9 million is related to the sale of short-term investments.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $64.3 million during the three months ended March 31, 2018, compared to $108,000 of cash used in financing activities during the three months ended March 31, 2017. The increase of approximately $64.4 million is primarily related to our secondary public offering.